EXHIBIT 99.1

TOP Ships Inc. Announces Corporate Developments

ATHENS, Greece, Oct. 21, 2011 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international maritime shipping company that provides transportation services for crude oil, petroleum products, and dry bulk commodities, announced today the following corporate developments:

  In order to help meet its short term liquidity requirements, the Company has issued 11,111,111 common shares to Sovereign Holdings Inc. in exchange for a cash infusion of $5 million under their previously announced equity line financing agreement. Sovereign is wholly-owned by the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis.
  The Company has determined to reduce the frequency of its earning reports from quarterly to semi-annually in order to reduce administrative costs. Accordingly, the Company intends to report its six-month earnings results by way of an earnings release and as otherwise required by the rules of the Securities and Exchange Commission and the Nasdaq Stock Market and its year-end results by way of an annual earnings release and filing of the Company's annual report on Form 20-F with the Securities and Exchange Commission, which will be made available to the Company's shareholders.
  On October 15, 2011, the Company terminated the bareboat charter for MT Delos and redelivered the vessel to its owners. The termination agreement provides for the payment of an early termination fee of $5.75 million which is payable in five installments up to the end of 2012.

About TOP Ships Inc.

TOP Ships Inc. is an international maritime shipping company that provides transportation services for crude oil, petroleum products, and dry bulk commodities.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT: Alexandros Tsirikos
         Chief Financial Officer
         TOP Ships Inc.
         1, Vassilissis Sofias Str. &
         Meg. Alexandrou Str.
         151 24, Maroussi, Greece
         Tel: +30 210 812 8180
         Email: atsirikos@topships.org